Consent of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee and
Participants of the 401(k) Retirement Investment Plan
Macy’s Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-153719, 333-133080, 333-104017, and 333-213707) on Form S-8 of Macy’s, Inc. of our report dated June 24, 2016, with respect to the statement of net assets available for benefits of the Macy’s, Inc. 401(k) Retirement Investment Plan as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in this December 31, 2016 Annual Report for Form 11-K of the Macy’s, Inc. 401(k) Retirement Investment Plan.

/s/ KPMG LLP
Cincinnati, Ohio
June 28, 2017